PREMIUM NICKEL RESOURCES LTD. ANNOUNCES ASSAY RESULTS AT ITS 100% OWNED SELEBI MINE IN BOTSWANA INCLUDING: 16.75 metres of 1.72% NiEq (1.00% Ni, 2.05% Cu, 0.04% Co)

Toronto, Ontario, January 27, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to report additional assay results from the Company's 2022 diamond drilling program at its 100% owned Selebi nickel-copper-cobalt ("Ni-Cu-Co") sulphide mine in Botswana.

The Company's Phase 1 drilling program was successfully completed in January 2023. The purpose of this Phase 1 program was to demonstrate the upside potential of the Selebi Mine mineralized structures within the 3-kilometer area between the Selebi historical mine workings to the south and the Selebi North historic mine workings to the north (see Figure 1). The results of the drilling program, in conjunction with the borehole electromagnetic ("BHEM") program, have provided significant evidence that the Selebi and Selebi North deposits are part of one large mineralized system and that mineralization is present in at least two mineralized amphibolite hosted horizons: the Upper Interval and Lower Interval.

The Company has completed approximately 15,074 metres of diamond drilling in Phase 1 of the drill program at the Selebi Mine resulting in multiple high-grade intercepts as reported in previously released assays. The Company is now pleased to announce the receipt of results for an additional two drillholes, SMD-22-008a and SMD-22-009a, which are reported herein.

Notable highlights include:

  SMD-22-009a-W2: 16.75 metres of 1.72% NiEq (1.00% Ni, 2.05% Cu, 0.04% Co)

 including 9.35 metres of 2.39% NiEq (1.34% Ni, 3.01% Cu, 0.05% Co)

           and 2.20 metres of 1.76% NiEq (1.33% Ni, 1.11% Cu, 0.05% Co)

  SMD-22-008a-W2: 9.90 metres of 0.73% NiEq (0.35% Ni, 1.13% Cu, 0.01% Co)

 including 6.00 metres of 0.78% NiEq (0.26% Ni, 1.58% Cu, 0.01% Co)

  BHEM and drilling data provide considerable evidence that the Selebi and Selebi North deposits are part of one large mineralized system.

Keith Morrison, CEO commented: "PNRL's previous drill holes on the Selebi Mine revealed substantial expansion potential and continuity of mineralization along strike, down dip and down plunge of the 2016 SAMREC resource estimate reported at Selebi (see "Historical Estimate"). The previous holes were designed to test the upside potential of the Selebi mineralization, while the holes in this release were drilled up-dip and down-dip of previous mineralization. By reducing the distance between holes, the Company is gaining a deeper understanding of the structural controls on mineralization and making progress towards defining a potential inferred mineral resource that may be used in a future PEA prepared in accordance with NI 43-101. The intersection in SMD-22-009a, located 140 metres up-dip of sd119, highlights the potential dip extent of substantial mineralization widths."

The Company previously released results from seven holes, including SMD-22-001, SMD-22-002 and SMD 22-001-W1, SMD-22-006a, SMD-22-006a-W2, SMD-22-007a and the extension of historic hole sd145x (see news releases dated August 17, 2022, September 13, 2022 and December 22, 2022). Assay results are still pending from one additional hole, SMD-22-012, which was drilled between widely spaced historic holes and intersected 170 metres northeast of sd119. The Company's program of cleaning holes and completing BHEM will continue with the drill currently focusing on the area north of Selebi North, near the northern property boundary.

Exploration Update

The Phase 1 exploration program focused on an area at the western down dip edge of the 2016 South African Mineral Resource Committee ("SAMREC") resource estimate reported on Selebi, comprising: measured mineral resources of 0.37 Mt of 1.01% Ni and 2.19% Cu; indicated mineral resources of 6.82 Mt of 1.05 % Ni and 2.29 % Cu; and inferred mineral resources of 4.09 Mt of 0.86% Ni, as outlined in black on Figure 2 (see "Historical Estimate").  Historic drill hole sd119 (estimated true thickness interval of 38.5 metres averaging 1.58% Ni and 2.44% Cu, including 21.4 metres of 2.34% Ni and 3.39% Cu) is located approximately 300 metres north from the closest Selebi mine underground infrastructure, and is used as PNRL's point of reference for this initial drill program to help communicate step-out distances and geometries of additional drill hole pierce points. (see "Historic Data").

The drilling to date has not fully defined the plunge direction or dip extent of the structurally controlled thickening of the mineralization. BHEM and drill data indicate that the plunge direction is turning towards the west with depth and indicates a down-dip extension of the mineralization in both the upper and lower intervals.  The BHEM data from all holes is currently being integrated with the updated structural model to refine the location of the controlling structures for more precise resource drilling planned for 2023.

A summary of assays and drill collar information are provided in Tables 1 and 2, respectively. Drill hole locations and drilling results are provided as Figure 1, Figure 2, Figure 3, and Figure 4, respectively. Figures may be viewed using the link provided with this news release.

Table 1: Assay Results Selebi Mine

Hole-ID	From (m)	To (m)	Length (m)	Ni (%)	Cu (%)	Co (%)	S (%)	NiEq (%)
SMD-22-008a	1465.10	1475.00	9.90	0.35	1.13	0.01	4.37	0.73
including	1469.00	1475.00	6.00	0.26	1.58	0.01	3.95	0.78
SMD-22-009a	1185.75	1187.80	2.05	0.81	0.44	0.03	9.38	1.00
including	1185.75	1186.80	1.05	1.14	0.83	0.04	13.55	1.47
SMD-22-009a	1202.65	1219.40	16.75	1.00	2.05	0.04	13.42	1.72
including	1202.65	1212.00	9.35	1.34	3.01	0.05	18.62	2.39
and	1216.00	1218.20	2.20	1.33	1.11	0.05	16.44	1.76

Notes:

-Length refers to drillhole length and not true width. True width is interpreted to be approximately 85% of drill hole length.

-NiEq% = Ni% + Cu% x $4.20/$13.04 + Co% x $21.80/$13.04. Prices based in US$ obtained by LME as at January 25, 2023

-No adjustments were made for recovery or payability.

Table 2: Drill Collar Information Selebi Mine

HOLE ID	UTM EAST	UTM NORTH	elevation	hole length	comment
SMD-22-008a	582819.24	7563066.68	903.96	1571.72	Re-start of SMD-22-008, hole completed
SMD-22-009a	582998.35	7562689.63	904.03	1324.24	re-start of SMD-22-009 - hole completed

Further details of drilling completed at the Selebi deposit are outlined below.

SMD-22-008a intersected mineralized amphibolite 130 metres downdip from SMD-22-001. The hole intersected multiple mineralized intervals, including remobilized chalcopyrite rich pyrrhotite veins along the upper gneiss/amphibolite contact, measuring 0.30 metres in width from 1449.20 to 1449.50 metres. The strongest mineralization, present as veins, blebs and disseminations within an altered amphibolite, returned 0.35 % Ni, 1.23% Cu and 0.01 % Co over 9.90 metres from 1465.10 to 1475.00 metres, including 6.00 metres grading 0.26 % Ni, 1.58% Cu and 0.01 % Co from 1469.00 to 1475.00 metres.

SMD-22-009a targeted a large un-evaluated area up-dip of historic drill hole sd119 and north of a modeled cross cutting dolerite dike. The hole intersected significant mineralization 140 meters up-dip of historic drill hole sd119 (downhole length of 48.5 metres grading 1.52% Ni, 2.50% Cu). This intercept occurs 150 metres down dip of the 1050L sill drive.

The hole intersected 35.30 metres of disseminated to massive sulphide mineralization from 1185.75 to 1221.05 metres within a hydrated amphibolite. At the top of the intersection, from 1185.75 to 1187.80 metres, narrow veins within a brecciated zone of garnetiferous amphibolite returned 2.05 metres grading 0.81 % Ni, 0.44% Cu and 0.03% Co, including 1.14% Ni, 0.83% Cu, 0.04% Co over 1.05 metres from 1185.75 to 1186.80 metres.

Further downhole, from 1202.65 to 1219.40m, an interval of patchy to semi massive to massive sulphide mineralization returned 1.00% Ni, 2.05% Cu and 0.04% Co over 16.75 metres. This 16.75 metre interval included two higher grade intervals:  1.34% Ni, 3.01% Cu and 0.05% Co over 9.35 metres from 1202.65 to 1212.00 meters and 1.33% Ni, 1.11 % Cu and 0.05% Co over 2.20 metres from 1216.00 to 1218.20 metres. A second mineralized horizon, hosted within an altered amphibolite was intersected between 1235.45 to 1247.45 metres but returned no significant values.

These assay results, combined with ongoing geophysical surveys using the Crone PEM system and structural data, will aid in defining and supporting the upcoming underground drilling programs at the Selebi Mine. The BHEM surveys were conducted by local staff using a 3-component fluxgate probe collecting full waveform data with time bases between 50 and 1000 ms (0.25Hz to 4.5Hz). The data has been processed to better quantify conductive sources, which has proven valuable due to the size of the highly conductive mineralized system.

Quality Control

The drilling was carried out by Mitchell Drilling of Botswana utilizing a Sandvik UDR1500 diamond drill rig coring NQ size drill core (47.75 mm) and Discovery Drilling using a DS2500 diamond drill coring BQ sized drill core (36.5mm). All samples were cut in half on site using a diamond saw, with one half retained for reference purposes. Sampling was done at intervals of 1.0 to 1.5 meters or less as deemed necessary by the site geologists. Sample preparation and lab analysis was completed at the ALS Chemex in Johannesburg, South Africa. To ensure accuracy, commercially prepared blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu and Co were completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81).

Holes are numbered as follows: SMD (Selebi Main Diamond) + year + hole number starting at 1. The addition of W indicates a wedge was used to deflect the hole, either back toward its intended target, or to splay a daughter hole from the parent hole. The addition of an 'x' indicates that a hole was extended.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Chief Geophysicist of the Company, who is a "qualified person" for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Technical Report

Scientific and technical information relating to the Selebi Mine is supported by the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101", dated June 16, 2022 (effective date of March 1, 2022) (the "Selebi Technical Report"), and prepared by SLR Consulting (Canada) Ltd. for PNRL. Reference should be made to the full text of the Selebi Technical Report, including to review the assumptions, limitations and data verification relating to the historic data compilation presented in this news release, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile.

Historic Data

The work undertaken by the Company and SLR Consulting (Canada) Ltd. to verify the historic data compilation is further described in the Selebi Technical Report. While (i) visual estimates of oxidized sulphides appear to correlate well with logged intercepts and analytical values, and (ii) analytical values compared between the logs and the digital database appear to compare well, the technical team continues to collect, compile, review and validate historic technical data relevant to the project. To that end, the Selebi Technical Report recommends continued compilation and verification to confirm that the QA/QC program results are adequate to support the inclusion of the historical drill hole information in a mineral resource estimate in accordance with NI 43-101.

Historical down-dip drill hole sd140 was re-opened between October 19, 2021 and November 14, 2022 to facilitate new gyro and BHEM surveys. The hole failed to intersect mineralization and also failed to intersect the host amphibolite at the anomaly depth.

Historical Estimate

The historical SAMREC mineral resource estimate (the "Historic SAMREC Resource") reported herein was calculated for the Selebi Mine in 2016 and does not comply with NI 43-101. To that end, the Historic SAMREC Resource is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic SAMREC Resource could be indicative of the presence of mineralization on the Selebi deposit, a qualified person for purposes of NI 43-101 has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and PNRL is not treating the historical mineral estimates as current mineral resource estimate.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company focused on the discovery and advancement of high-quality nickel copper + cobalt resources. We believe that the medium to long-term demand for these metals will continue to grow, driven by global urbanization and the increasing replacement of internal combustion engines with electric motors. These metals play a crucial role in a low-carbon future.

Our global strategy is to identify the best Ni-Cu-Co-PGE projects and to acquire or invest in opportunities that have high prospectivity in mining friendly jurisdictions located in low-risk countries with rule-of-law, supportive foreign investment and resource acts. We maintain a variety of global projects (Botswana, Greenland, Canada and Morocco) which complements our flagship Selebi Ni-Cu-Co sulphide mine located in Selebi-Phikwe, Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. The Company maintains a skilled team that has worked on over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward‐looking statements" within the meaning of applicable Canadian securities laws, including anticipated assay results; the ability of  exploration results (including drilling) to accurately predict mineralization; the significance of exploration (including drilling) results; the objectives of the first phase of drilling; the ability of the Company to prepare a PEA on Selebi; the ability of the Company to transition to underground resource drilling at Selebi North and Selebi; the ability of assay results to indicate mine horizons and mineralization, at all, including beyond the limits of legacy production; management's interpretation of BHEM data; the ability of the Company to use exploration drifts; the ability of the Company to verify historic data; the potential for establishing a mineral resource estimate on the Selebi deposit at depth; the Company's ability to re-characterize the historic work on the Selebi Mine; the potential for continuity and significant mineralization expansion of the Selebi Mine; the potential of the Selebi and Selkirk mines, in general, including related infrastructure; the veracity of previously unsampled core; the Company's ability to identify additional mineral resources; and the business and prospects of the Company. These forward‐looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including the anticipated work programs, assay results, historical data, management's interpretation and understanding of geology, management's understanding of the acquired properties and infrastructure, are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, current information available to the management of the Company, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this news release concerning the Company, see (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR (www.sedar.com) under Premium Nickel Resource Ltd's issuer profile. The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Figure 1. Drill hole location map

Figure 2. Selebi and Selebi North Long Section: Drilling and Modeled BHEM Conductors

Figure 3. Selebi Drill Results: Vertical Cross Section through SDM-22-008a at the Selebi Deposit

VERTICAL CROSS SECTION LOOKING 030° TRUE NORTH

Notes:
1. Section is 100m thick (+ 50m)
2. Intersection lengths are core lengths, not true thickness sill drives
Haulage drives
Mineralization (BCL, 2015)
Historic hole sd114a
4.50m @ 1.73% Ni, 0.79% Cu
2.11% NiEq
SMD-22-012
Assays pending
SMD-22-001-W1
off-section
SMD-22-001
6.90m @ 2.22% Ni, 3.76% Cu
3.56% NiEq
EM INTERPRETATION
EM INTERPRETATION
SMD-22-012
SMD-22-008a
9.90m @ 0.35% Ni, 1.13% Cu
0.73% NiEq
SMD-22-001
SMD-22-008a
sd114ax
Drill Hole Lithologies
Sulphide Mineralization
Syenite
Dolerite/Diabase Dyke
Quartz Feldspar Gneiss
Mafic Gneiss
0 50 100 150 200 250
Metres
0 m
-200 m
-400 m
-600 m
400 m
600 m
800 m
1000 m
1200 m
1400 m

Figure 4. Selebi Drill Results: Vertical Cross Section through SDM-22-009a at the Selebi Deposit

VERTICAL CROSS SECTION LOOKING 030° TRUE NORTH

Notes:
1. Section is 120m thick (± 60m)
2. Intersection lengths are core lengths, not true thickness
37900 E
83200 N
38000 E
83400 N
38100 E
83600 N
38200 E
0 m
-100 m
-200 m
-300 m
-400 m
-500 m
Sill Drives
Haulage Drives
Mineralization (BCL, 2015)
Historic Hole sd119
48.50m @ 1.52% Ni, 2.50% Cu
2.40% NiEq
SMD-22-009a
16.75m @ 1.00% Ni, 2.05% Cu
1.72% NiEq
EM Interpretation
EM Interpretation
SMD-22-002
2.90m @ 0.55% Ni, 0.22% Cu
0.62% NiEq
SMD-22-009a
sd119
SMD-22-002
Drill Hole Lithologies
Sulphide Mineralization
Syenite
Dolerite/Diabase Dyke
Quartz Feldspar Gneiss
Mafic Gneiss
0 50 100 150 200 250
Metres
300 m
400 m
500 m
600 m
700 m
800 m
900 m
1000 m
1100 m